Filed by TriState Capital Holdings, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TriState Capital Holdings, Inc.
(Commission File No.: 001-35913)

The following email was sent from Jim Getz, Chairman and Chief Executive Officer, to employees of TriState Capital Bank on October 20, 2021.

DATE:        October 20, 2021

FROM:        Jim Getz

TO:        ALL TRISTATE CAPITAL AND CHARTWELL EMPLOYEES

SUBJECT:    The Next Chapter in our Company’s Successful Growth Story

I have never been more confident and optimistic about our future as one of the nation’s premier financial services growth companies than I am at this moment. It is my pleasure to announce that we have accepted an offer for Raymond James to acquire our holding company (including TriState Capital Bank and Chartwell Investment Partners).

Importantly, one of the keys to this transaction and our continued success is that our entire TriState Capital and Chartwell workforce is being maintained, and our TriState Capital Bank and Chartwell companies and brands will continue on.

We view this as a partnership. Raymond James has been one of our top clients over the years and we have mutually come to know each other well. They have been impressed by how our team members provide for their client experience, as well as run our business overall. Raymond James is not buying our company for what we’ve built over the last 14 years, but more for what we are all capable of building together in the years to come to realize our businesses’ incredible potential.

The way to do that is to retain the talent we have in place today and an operating structure that allows TriState Capital and Chartwell to remain independently managed companies with their distinct brands, including retaining the independent bank charter. Raymond James calls this type of structure their “affiliate model” and they have years of experience making these exact types of investments. Not only do Raymond James’ leaders wholeheartedly agree, but they share our commitment to continuously invest in talent and the resources needed sustain growth and provide an exceptional client experience.

Our clients will benefit from working with the same teams they are already know so well, the TriState Capital and Chartwell brands we continue to build equity in, and the technology we’ve invested in to provide an exceptional and responsive client experience.

In addition, Raymond James – Like TriState Capital – has established a highly successful deposit and liquidity platform. This transaction provides us the opportunity to supplement the organic growth of our national deposit and liquidity franchise by partnering with Raymond James, particularly in areas such as broker/dealer and custody business, to support the significant opportunities we continue to see on the lending side of our business.

As many of you know, one of the necessary ingredients to our strategy is growth capital, which we’ve efficiently accessed since our founding through a combination of private and public offerings of common stock, preferred stock and debt. By joining Raymond James, we will be able to access its excess capital to fuel our near and mid-term growth, while leveraging our combined companies’ balance sheets and market position to access lower-cost capital over the long term than we could do alone.

For our common stockholders, including many of our employees, management believes this transaction provides an attractive opportunity, not only reflecting TriState Capital’s high-growth trajectory since its founding in 2007, but the significant potential we intend to realize in the quarters and years ahead.

TriState Capital stockholders will receive $6 cash and 0.25 Raymond James shares for each TriState Capital Holdings common share, represents per share consideration of $31.09 based on the closing price of Raymond James Financial common stock on October 19, 2021. This represents an indicative premium of 43% over TriState Capital shares’ recent $21.79 closing price and 170% over our May 2013 initial public offering price of $11.50.

This transaction allows all of us to be part of a larger company that is one of the most highly regarded diversified financial services companies in the nation, while retaining our independence and allowing us to maintain our value proposition for our clients. Raymond James also shares some of our most important core values including independence, a long-term perspective, integrity, and putting clients squarely at the center of everything we do, and every decision we make.

In the meantime, I would remind you that the TriState Capital and Chartwell brands are here to stay for you and your clients, before and after next year’s expected closing. Our clients will continue to be served by our current workforce, which is remaining in place. Our businesses will remain independently managed, and we will retain an independent bank charter, headquartered in Pittsburgh.

We are just now announcing this same news to our public investors with a news release that is available at https://investors.TriStateCapitalbank.com/news. We will also be discussing this with the investment community on our regularly scheduled investor call tomorrow, October 21, at 8:30 a.m.

Please also watch your email for an invitation to a combined TriState Capital and Chartwell town hall meeting at 10:00 a.m. on Thursday, October 21. All employees are invited to join us at 10:00 tomorrow morning for a discussion and Q&A.

We have an integration team working with counterparts at Raymond James to address all the moving parts that need to be aligned to ensure a smooth transition of ownership, expected in 2022.

Thank you for your commitment to this company, our clients, and our shared vision for what we can achieve together at TriState Capital and Chartwell in the years ahead. As good as the last 14 years have been, the best is yet to come.

Jim

Important Information About the Transaction and Where to Find It

Raymond James intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James common stock and preferred stock that will be issued to TriState Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital that also constitutes a prospectus of Raymond James. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James or TriState Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James or TriState Capital at:

Raymond James Financial
880 Carillon Parkway
Saint Petersburg, FL 33716
Attention: Investor Relations

TriState Capital Holdings
301 Grant Street, Suite 2700
Pittsburgh, PA 15219
Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James and TriState Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Raymond James, TriState Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James can be found in Raymond James's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James with the SEC. Information about the directors and executive officers of TriState Capital can be found in TriState Capital's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.